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                              May 10, 2021

       Todd Davis
       Chief Executive Officer
       Endexx Corp
       38246 North Hazelwood Circle
       Cave Creek, AZ 85331

                                                        Re: Endexx Corp
                                                            Amended
Registration Statement on Form 10
                                                            Filed April 8, 2021
                                                            File No. 000-30233

       Dear Mr. Davis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10

       Business, page 4

   1. We note your disclosure throughout your document about operations and products that appear to be
prospective in nature. For purposes of illustration only, we note disclosure at page 5 that you intend
to commence operations in Jamaica, at page 7 that you intend to begin various marketing
activities, and at page 20 that you intend to expand the scope of your operations
significantly. Please ensure that you have clearly delineated throughout your document the
businesses and products that you presently pursue versus those that you plan to pursue in
the future, and the extent to which you currently generate revenue from specific products
and services. In this regard, we note that your disclosure may be confusing to investors
who wish to focus primarily on your present state of operations, rather than your future
aspirations.
 Todd Davis
FirstName  LastNameTodd Davis
Endexx Corp
Comapany
May        NameEndexx Corp
     10, 2021
May 10,
Page 2 2021 Page 2
FirstName LastName
2. Please expand the disclosure in the appropriate section to describe clearly each material step you must accomplish in order to generate revenue from the products and in the markets mentioned on page 6. Please disclose the material hurdles before you are able to meet your objectives. In addition, as applicable, please discuss differences in respective markets, whether each brand is sold in all of your retail dispensaries, and how these differences affect your plans.
3. Please revise your overview to disclose your accumulated deficit and net losses for the two most recent fiscal years. In addition, please revise to disclose that your auditors have issued a going concern opinion.
4. Please explain what you mean when you disclose in the first paragraph on page 4 that your "products have been physician formulated," as this seems to suggest that they provide a therapeutic benefit. In this regard, we note the FDA limitations on marketing therapeutic benefits that you describe in the regulatory section. Operating Subsidiaries, page 5

5. We note that the acquisition of Go Green Global and related transactions, including an assignment of intellectual property with Go Green Jamaica, occurred in 2018. Please describe the operations of Go Green Global and Go Green Jamaica from 2018 to present.
         If the business is dormant, please highlight this fact here. Similarly, please describe the operations of Together One Step Closer LLC. Also, we note that Go Green Jamaica does not appear to be a wholly-owned subsidiary. Please tell us who the remaining shareholders are and whether they are affiliated with you.
6. Please revise the registration statement, where appropriate, to more fully describe the acquisitions of Kush, Inc., CBD Life Brands, Inc., and Khode, LLC. Specifically, please disclose:

                the consideration paid or payable to Kush Inc. and CBD Life Brands, Inc.;
                the terms of the Percentage Payment Agreement, the identity of the third party to that agreement, and how you intend to make the required $3,500,000 payment under that agreement; and
                the terms of the five-year endorsement contract, the identity of the American DJ, and how you intend to make the required $5,000,000 payment under that agreement.
Distribution Methods, page 7
Suppliers, page 8

7. Please disclose the names of your principal distributors and suppliers. Please see Item
         101(h)(4)(ii) and (v) of Regulation S-K. With respect to your distribution methods, please also revise to explain your retail strategy. In this regard, we note that the second to last sentence of the second paragraph under "Distribution Methods" on page 7 does not appear to describe a sales strategy.
 Todd Davis
FirstName  LastNameTodd Davis
Endexx Corp
Comapany
May        NameEndexx Corp
     10, 2021
May 10,
Page 3 2021 Page 3
FirstName LastName
8. Please explain the process by which your ingredients are continuously tested for purity and quality as described at page 8. Please disclose what testing entails, whether it is performed by you, the suppliers, or third parties, and how (and how often) products are selected for testing.
The COVID-19 pandemic could have a material adverse impact, page 12

9. Please update your disclosure in this section, and in the Management s Discussion and
         Analysis, to discuss the impact that COVID-19 has had on your business, including on your results of operations and revenue. For guidance, please refer to CF Disclosure
         Guidance Topic 9A (June 23, 2020), available on the Commission's website.
The FDA has recently called into question the legality of products containing CBD, page 13

10. Your risk factor heading refers to a recent change in posture by the FDA. Please disclose when the legality of CBD products was called into question. Also, please revise your discussion of regulations in this area to provide greater clarity about changes to the regulatory framework since 2018 and confirm that, to your knowledge, you are in compliance with existing regulations.
Our Chairman of the Board and Chief Executive Officer controls more than half of our voting securities, page 23

11. Please disclose whether you believe you would be considered a controlled company for purposes of exchange listing standards and, if so, how applicable exemptions related to governance rules would affect the information that is available to investors should you seek listing on an exchange.
Management's Discussion and Analysis, page 25

12. Please revise, where appropriate, to provide disclosure about the various promissory notes and convertible notes issued by you since 2019 and the significance of these debt financings to your ability to conduct ongoing operations. Transactions with Todd Davis and Rayne Forecast, Inc., page 36

13. Please revise to describe in greater detail the certain business transactions for which Mr.
         Rayne provided assistance during the period required to be disclosed under Item 404 of
         Regulation S-K.
General

14. Please remove statements regarding the medicinal effects of CBD, as products containing
         CBD have not been approved by FDA for the diagnosis, cure, mitigation, treatment, or prevention of any disease. In this regard, we note statements in your registration statement that tout the therapeutic benefits of CBD, including reference to "research, clinical observation, and scientific experiments" to determine "accuracy in dosage and delivery of
 Todd Davis
Endexx Corp
May 10, 2021
Page 4
      absorption per serving" and other similar statements which may suggest scientific review or validation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at (202) 551-3272 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameTodd Davis
                                                          Division of
Corporation Finance
Comapany NameEndexx Corp
                                                          Office of Trade &
Services
May 10, 2021 Page 4
cc:       Randy Katz
FirstName LastName